# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JBDI Holdings Ltd, CIK 0001964314
CUSIP: G50883209
Title of class of securities: Ordinary Shares, par value $0.001
Address of issuer's principal executive offices: 34 Gul Crescent, Singapore, Singapore (U0), 629538
Date of event which requires filing of this statement: 09/07/2026
Amends the filing with accession number 0001493152-26-035145
Filed by CIK 0002143923
Persons authorized to receive notices and communications: EUG Investment Limited, c/o SUN Wan Jung, 34 Gul Crescent,, Singapore, Singapore (U0), 629538, 65 6861 4150; E U Holdings Pte. Ltd., c/o Ng Eng Guan, 34 Gul Crescent,, Singapore, Singapore (U0), 629538, 65 6861 4150; Ng Eng Guan, 34 Gul Crescent,, Singapore, Singapore (U0), 629538, 65 6861 4150; Neo Chin Heng, 34 Gul Crescent,, Singapore, Singapore (U0), 629538, 65 6861 4150

## Reporting persons
- E U Holdings Pte. Ltd. (CIK 0002143923): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 3,947,910; shared voting power 0; sole dispositive power 3,947,910; shared dispositive power 0; aggregate amount beneficially owned 3,947,910 (41.49% of the class)
  Comment: As of the date of this Amendment No. 1, 99% of the equity interests in EUG Investment Limited is held and controlled by E U Holdings Pte. Ltd., and the remaining 1% of the equity interests is held and controlled by an independent third party. Therefore, E U Holdings Pte. Ltd. has sole power and authority over the voting and disposition of the Ordinary Shares held by EUG Investment Limited.
  The percentage of Ordinary Shares beneficially owned by E U Holdings Pte. Ltd. as of the date of this Amendment No. 1 is based on 9,514,532 issued and outstanding Ordinary Shares as a single class, as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 23, 2026.
- Ng Eng Guan (CIK 0002146134): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 3,947,910; sole dispositive power 0; shared dispositive power 3,947,910; aggregate amount beneficially owned 3,947,910 (41.49% of the class)
  Comment: As of the date of this Amendment No. 1, Ng Eng Guan is the equity owner of 50% of the shares of E U Holdings Pte. Ltd. and is also a director. Therefore, Ng Eng Guan has shared power and authority over the voting and disposition of the Ordinary Shares held by EUG Investment Limited.
  The percentage of Ordinary Shares beneficially owned by Ng Eng Guan as of the date of this Amendment No. 1 is based on 9,514,532 issued and outstanding Ordinary Shares as a single class, as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 23, 2026.
- Neo Chin Heng (CIK 0002129216): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 3,947,910; sole dispositive power 0; shared dispositive power 3,947,910; aggregate amount beneficially owned 3,947,910 (41.49% of the class)
  Comment: As of the date of this Amendment No. 1, Neo Chin Heng is the equity owner of 50% of the shares of E U Holdings Pte. Ltd. and is also a director. Therefore, Neo Chin Heng has shared power and authority over the voting and disposition of the Ordinary Shares held by EUG Investment Limited.
  The percentage of Ordinary Shares beneficially owned by Neo Chin Heng as of the date of this Amendment No. 1 is based on 9,514,532 issued and outstanding Ordinary Shares as a single class, as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 23, 2026.
- EUG Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 3,947,910; shared voting power 0; sole dispositive power 3,947,910; shared dispositive power 0; aggregate amount beneficially owned 3,947,910 (41.49% of the class)
  Comment: As of the date of this Amendment No. 1, EUG Investment Limited directly holds 3,947,910.00 ordinary shares of the Issuer (the "Ordinary Shares").
  The percentage of Ordinary Shares beneficially owned by EUG Investment Limited as of the date of this Amendment No. 1 is based on 9,514,532 issued and outstanding Ordinary Shares as a single class, as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 23, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001
Name of issuer: JBDI Holdings Ltd
Address of issuer's principal executive offices: 34 Gul Crescent, Singapore, Singapore (U0), 629538
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment") is being jointly filed by EUG Investment Limited ("EUG Investment"), E U Holdings Pte. Ltd. ("EU Holdings"), Ng Eng Guan ("Mr. Ng") and Neo Chin Heng (Mr. Neo). EUG Investment, EU Holdings, Mr. Ng and Mr. Neo are collectively referred to herein as the "Reporting Persons," and each, a "Reporting Person."

This Amendment amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 29, 2026 by the Reporting Persons (the "Original Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act with respect to the transaction described in Item 4 of this Amendment.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

1. EUG Investment Limited
2. E U Holdings Pte. Ltd.
3. Ng Eng Guan
4. Neo Chin Heng
Residence or business address:
1. The business address of EUG Investment is at 34 Gul Crescent, Singapore, Singapore, 629538.
2. The business address of EU Holdings is at 34 Gul Crescent, Singapore, Singapore, 629538.
3. The business address of Mr. Ng is at 34 Gul Crescent, Singapore, Singapore, 629538.
4. The business address of Mr. Neo is at 34 Gul Crescent, Singapore, Singapore, 629538.
Present principal occupation or employment:
1. EUG Investment: Not applicable.
2. EU Holdings: Not applicable.
3. Mr. Ng is a director of EU Holdings. EU Holdings is principally an investment holding vehicle incorporated in the Singapore. As of the date of this Amendment, 50% of the equity interests in EU Holdings is held and controlled by Mr. Ng. The business address of EU Holdings is at 34 Gul Crescent, Singapore, Singapore, 629538.
4. Mr. Neo is a director of EU Holdings. EU Holdings is principally an investment holding vehicle incorporated in the Singapore. As of the date of this Amendment, 50% of the equity interests in EU Holdings is held and controlled by Mr. Neo. The business address of EU Holdings is at 34 Gul Crescent, Singapore, Singapore, 629538.
Criminal convictions in the last five years:
1. EUG Investment: No.
2. EU Holdings: No.
3. Mr. Ng: No.
4. Mr. Neo: No.
Civil proceedings (securities laws) in the last five years:
1. EUG Investment: No.
2. EU Holdings: No.
3. Mr. Ng: No.
4. Mr. Neo: No.
Citizenship:
1. EUG Investment: British Virgin Islands
2. EU Holdings: Singapore
3. Mr. Ng: Singapore
4. Mr. Neo: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 and Item 5 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 7, 2026, EU Holdings issued a secured promissory note in the principal amount of US$4,850,000.00 to Mega Spirit Holdings Limited (the "Lender"), an independent third party (the "Note"). The principal amount shall bear interest at the rate of 6.50% per annum until the Note is paid in full. All principal, interest and other charges payable under the Note shall be due on October 9, 2026. A copy of the Note is attached hereto as Exhibit B, and is incorporated herein by reference.

On the same date, EU Holdings also entered into a stock pledge agreement with the Lender in connection with the Note (the "Stock Pledge Agreement"). Pursuant to the Stock Pledge Agreement, EU Holdings pledged 99 ordinary shares of EUG Investment held by it (the "Pledged Shares"), representing 99% of total issued and outstanding shares of EUG Investment, in favour of the Lender to secure the obligations of EU Holdings under the Note. Upon the occurrence of certain customary events of default, the Lender may exercise its rights under the Stock Pledge Agreement to foreclose on, and dispose of, the Pledged Shares and all proceeds and products thereof in accordance with the Stock Pledge Agreement. A copy of the Stock Pledge Agreement is attached hereto as Exhibit C, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the Reporting Persons is provided as of the date of this Amendment:

Reporting Person Shares Beneficially Owned(1) Percent of Class(2) Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power

EUG Investment 3,947,910.00 41.49% 3,947,910.00 0.00 3,947,910.00 0.00
EU Holdings 3,947,910.00 41.49% 3,947,910.00 0.00 3,947,910.00 0.00
Mr. Ng 3,947,910.00 41.49% 0.00 3,947,910.00 0.00 3,947,910.00
Mr. Neo 3,947,910.00 41.49% 0.00 3,947,910.00 0.00 3,947,910.00

Notes:

(1) EUG Investment directly holds 3,947,910 Ordinary Shares.

EU Holdings beneficially holds 3,947,910 Ordinary Shares. 99% of the equity interests in EUG Investment is held and controlled by EU Holdings, and the remaining 1% of the equity interests is held and controlled by an independent third party. Therefore, EU Holdings has sole power and authority over the voting and disposition of the Ordinary Shares held by EUG Investment.

Mr. Ng beneficially holds 3,947,910 Ordinary Shares. He is the equity owner of 50% of the shares of EU Holdings and is also a director. Therefore, he has shared power and authority over the voting and disposition of the Ordinary Shares held by EUG Investment.

Mr. Neo beneficially holds 3,947,910 Ordinary Shares. He is the equity owner of 50% of the shares of EU Holdings and is also a director. Therefore, he has shared power and authority over the voting and disposition of the Ordinary Shares held by EUG Investment.

(2) The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons as of the date of this Amendment is based on 9,514,532 issued and outstanding Ordinary Shares as a single class, as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 23, 2026.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares held by each other Reporting Person.

Except as disclosed in this Amendment, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Amendment, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to be beneficially owned.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see above.
Transactions in the class effected during the past sixty days: Not Applicable.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, other than the Lender's rights with respect to the Pledged Shares following an occurrence of event of default under the Stock Pledge Agreement, as described in Item 4 above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 and Item 5 is hereby incorporated by reference into this Item 6.

Except as described above or elsewhere provided in this Amendment or incorporated by reference in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement, dated as of September 10, 2026, by and among the Reporting Persons

Exhibit B: Secured Promissory Note, dated as of September 7, 2026, by and between EU Holdings and the Lender

Exhibit C: Stock Pledge Agreement, dated as of September 7, 2026, by and between EU Holdings and the Lender

## Signatures
- E U Holdings Pte. Ltd.: /s/ Ng Eng Guan, NG Eng Guan (09/10/2026)
- Ng Eng Guan: /s/ Ng Eng Guan, Ng Eng Guan (09/10/2026)
- Neo Chin Heng: /s/ Neo Chin Heng, Neo Chin Heng (09/10/2026)
- EUG Investment Limited: /s/ SUN Wan Jung, Sun Wan Jung (09/10/2026)